                        [SHEARMAN & STERLING LETTERHEAD]

            12th floor east tower | twin towers | b-12 JIANGUOMENWAI
                  DAJIE | Beijing | 100022 WWW.SHEARMAN.COM |
                    T +86.10.5922.8000 | F +86.10.6563.6000

RESIDENT PARTNERS
Lee Edwards
Alan D. Seem
Admitted in New York


Writer's Email Address:                                          March 30, 2007
alan.seem@shearman.com
Writer's Direct Number:
Tel: +86.10.5922.8002
Fax: +86.10.6563.6002


VIA EDGAR

Ms. Beverly A. Singleton, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3561
Tel: +1.202.551.3328
Fax: +1.202.772.9202

RE:  GUANGSHEN RAILWAY COMPANY LIMITED
     SUPPLEMENTAL RESPONSE LETTER DATED JANUARY 15, 2007 REGARDING THE FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005
     FILE NO. 1-14362

Dear Ms. Singleton:

     Guangshen Railway Company Limited (the "Company") has requested us to respond to the Staff's comment letter, dated March 2, 2007, with respect to the supplemental response letter the Company submitted to the Staff on January 15, 2007 regarding the annual report on Form 20-F for the fiscal year ended December 31, 2005 ("Form 20-F") filed with the Securities and Exchange Commission (the "Commission") on June 29, 2006.

     The Company's responses to the Staff's comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff's comment letter, which have been retyped herein in bold for your ease of reference. Also enclosed herein as Annex A is the written acknowledgment from the Company requested by the Staff.

     The Company would like to inform the Staff that the Company's independent accountants are currently in the process of completing their year-end audit of the Company's financial statements and the Company intends to file its Hong Kong annual report with the Hong Kong Stock Exchange by April 20, 2007. The Company would deeply appreciate it if the Staff can examine the Company's responses and kindly revert to the Company if any further information is required at the earliest convenience of the Staff.

FORM 20-F (FISCAL YEAR ENDED DECEMBER 31, 2005)

GENERAL

1. PLEASE SUBMIT YOUR SUPPLEMENTAL RESPONSE LETTERS TO US DATED NOVEMBER 27, 2006, DECEMBER 13, 2006 AND JANUARY 15, 2007 ON EDGAR AS CORRESPONDENCE. PLEASE CONFIRM THAT YOU WILL COMPLY WITH OUR REQUEST.

     The Company has submitted the relevant response letters on EDGAR as correspondence.

NOTE 2. PRINCIPAL ACCOUNTING POLICIES

(5) FIXED ASSETS, PAGE F-11

2. WE HAVE REVIEWED YOUR RESPONSES TO OUR PRIOR COMMENTS 2 AND 3. BASED UPON THE INFORMATION PROVIDED, WE ARE NOT PERSUADED THAT THE DEPRECIABLE LIVES OF THE TRACKS, BRIDGES AND SERVICE ROADS SHOULD EXTEND BEYOND THE INITIAL TERMS OF THE LAND LEASES.

     UNDER IFRS, THE LEASE TERM IS THE NON-CANCELLABLE PERIOD FOR WHICH THE LESSEE HAS CONTRACTED TO LEASE THE ASSET TOGETHER WITH ANY FURTHER TERMS "FOR WHICH THE LESSEE HAS THE OPTION TO CONTINUE TO LEASE THE ASSET..." YOUR RESPONSE DOES NOT APPEAR TO INDICATE THAT YOUR LEASE AGREEMENT WITH MOR CONTAINS AN ACTUAL OPTION TO RENEW. PLEASE ADVISE.

     In order to address the Staff's comments, the Company would like to draw the Staff's attention to the description of the Company's development and operations as described on Pages 13 and 14 of the Company's annual report on Form 20-F for the year ended on December 31, 2005 filed with the Commission on June 29, 2006:

          "In 1984, to exploit the rapid growth in the Pearl River Delta, the Guangshen Railway Company, our predecessor, was formed pursuant to the approval of the State Council as a state-owned enterprise administered by the Guangzhou Railway Administration. At that time, Guangshen Railway Company had only a single-line railroad. Since then, large capital expenditures have been made to expand and upgrade its facilities and services. In 1987, a second line was completed. In 1991, Guangshen Railway Company began the construction of a semi-high-speed rail line and purchased high-speed locomotives and passenger coaches, which can provide passenger train services at speeds of more than 160 or more kilometers per hour.

          We are mainly engaged in the railway passenger and freight transportation business between Guangzhou and Shenzhen and certain long-distance passenger transportation services.


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Page 3

          We are a leading provider of passenger and freight transportation services on the Guangzhou-Shenzhen route. We operate the sole railroad, 147 kilometers long, between Guangzhou, the capital city of Guangdong Province, and Shenzhen, one of the original special economic zones of the PRC. The Guangzhou to Shenzhen railroad, which includes two high speed rail lines and one regular speed rail line, is an important component of the transportation infrastructure of southern China.

          Our railroad is an integral part of the PRC national railroad system, with links to the other parts of the national railroad system as well as local railroad systems in southern China, including the Beijing-Guangzhou, Beijing-Jiujiang, Sanshui-Maoming, Pinghu-Nantou, Pinghu-Yantian, and Kowloon-Canton lines. Moreover, our railroad connects with the Huangpu and Xinsha ports in Guangzhou, and with the Yantian, Shekou, Chiwan and Mawan ports in Shenzhen."

     In addition to the existing infrastructure, the Company is currently constructing a new rail line which will run parallel to the current rail lines that will operate on the same land. The proposed investment is over RMB 1,000 million (US$ 130 million) and the construction will be completed in April 2007. The Company is also planning to make significant purchases of new high speed trains whose useful lives would extend beyond the expiry dates of the current land leases. In 2005 and 2006, the Company signed significant purchase contracts to acquire new high speed trains and related auxiliary equipments. The total contract price relating to these purchases amounted to RMB 2,600 million and a payment of RMB 397 million has already been made. All of these significant expenditures were fully approved by the Company's then controlling parent, the Ministry of Railways of the PRC (the "MOR"). "

     The Company respectfully submits that the assets in question -- the tracks, bridges and service roads are all self-owned assets of the Company. The Company built and constructed these assets out of the Company's own funds and the Company is entitled to the full ownership and beneficial interests associated with such assets, including respective residual values of such assets. The determination of the estimated useful lives of these assets has been determined based on management's judgment and experience in the industry and in consideration of the guidance in IAS 16, "Property, Plant and Equipment".

     Paragraph 57 of IAS 16 provides that "The useful life of an asset is defined in terms of the asset's expected utility to the entity... The estimation of the useful life of the asset is a matter of judgment based on the experience of the entity with similar assets." As elaborated in the Company's previous response, the Company has carried out extensive internal technical evaluations to determine the useful lives of these assets and an analysis of the past and expected wear and tear to determine the useful lives that the Company has adopted. In connection with the Company's continuous evaluation and reassessment of the estimated useful lives, in 2005, the Company revised the estimated depreciable lives of certain sections of track from 100 years to 70 years.

     However, the Company notes that IAS 16 paragraph 56 (d) requires the consideration of "legal or similar limits on the use of the asset, such as the expiry dates of related leases". The Company recognizes that land use rights leases are an example of such legal limits, and therefore management has considered this factor in determining the estimated useful lives of certain assets.

     In order to address this and also the question raised by the Staff on the renewal option for the Company's lease agreements, the Company would like to draw the Staff's attention to the Law of the People's Republic of China on the Administration of Urban Real Estate (http://www.cin.gov.cn/law/main/law029.htm) (in Chinese), which provide entities operating within the PRC the legal right to renew a land use rights lease on the expiry of the current term.

     For your convenience, the Company would also like to highlight the more relevant sections of the Law of the People's Republic of China on the Administration of Urban Real Estate below:

     English translation of Article 21 of the Law of the People's Republic of China on the Administration of Urban Real Estate:

          "If a holder of the land use right intends to continue to use the relevant land after expiration of the current use term agreed in the land use right grant contract, he/she/it shall submit the application for extension of the use term no later than one year prior to expiration of the use term. UNLESS IT IS IN THE PUBLIC INTEREST TO TAKE BACK THE LAND, SUCH APPLICATION SHOULD BE APPROVED. Immediately after the application for extension of the use term is approved, a new land use right grant contract shall be executed and land use right grant fees shall be paid in accordance with relevant regulations. [EMPHASIS ADDED]"

     As a result of the renewal options and rights conferred to the grantees (such as the Company) of the land use rights leases under the Law of the People's Republic of China on the Administration of Urban Real Estate, the renewal options and rights are customarily not explicitly referred to in land use rights agreements in the PRC as a matter of practice. This practice has been confirmed by the Company's PRC legal counsel, Haiwen & Partners, in their issued opinion letter dated March 23, 2007, an English translation of which is enclosed herein as Annex B.

     The legal opinion dated December 7, 2006, (referred to in the Company's supplemental response letter dated January 15, 2007 and an English translation of which is enclosed herein as Annex C) obtained from the Company's PRC counsel states that the Company has a legal right under the law highlighted above to seek the renewal of the land use rights lease within one year of the expiry of the land use rights lease term (between 2031 and 2045) and such a request can only be denied if the renewal is considered to be detrimental to public interest. Such renewal would be for a period equivalent to the initial lease term of 50 years. The Company considers the approval process to be perfunctory or automatic. The Company again consulted the PRC legal counsel and obtained a further written clarification of such counsel's prior issued opinion with regard to the procedure to be followed for the renewal in accordance with the relevant PRC land use rights regulations. See Annex B hereto.

     The relevant parts of such PRC legal counsel's opinions are illustrated below:

     "1) In accordance with Article 21 of the Law of the People's Republic of China on the Administration of Urban Real Estate, if a holder of the land use right intends to continue to use the relevant land after expiration of the current use term agreed in the land use right grant contract, he/she/it shall submit the application for extension of the use term no later than one year prior to expiration of the use term. UNLESS IT IS IN THE PUBLIC INTEREST TO TAKE BACK THE LAND, SUCH APPLICATION SHOULD BE APPROVED. Immediately after the application for extension of the use term is approved, a new land use right grant contract shall be executed and land use right grant fees shall be paid in accordance with relevant regulations.
          [EMPHASIS ADDED]

     2) Based on the above laws and regulations, we believe THE COMPANY SHOULD HAVE THE RIGHT TO APPLY TO THE RELEVANT PRC AUTHORIZED LAND ADMINISTRATIVE AUTHORITY FOR AN EXTENSION OF THE USE TERM PRIOR TO THE EXPIRATION OF THE CURRENT USE TERM OF THE RELEVANT LAND USE RIGHT. [EMPHASIS ADDED]"

     As mentioned in the above paragraphs and in the Company's initial response, the Company's rail network forms an integral part of the railway transportation network in the PRC and also serves a social role in providing affordable transportation to the general public. If the Bureau of Land Resources and Housing Management ("Land Bureau") failed to renew the Company's land use rights lease of the land on which the Company's railroad assets are located, the Company has the right to remove all the related assets from the land. The government would then have the social and economic responsibility to "rebuild" the railroad infrastructure in order to provide public transportation services to the general public, which would involve tremendous time, effort and resources. For this reason, the Company does not anticipate any circumstances under which the renewal of the land use rights leases or the continued operation of the Company's services would be deemed "detrimental to the public interest".

     The Company's railway expansion project and significant capital expenditure relating to such expansion has received formal approval from the MOR, which management believes to be yet another indication of the MOR's, and the PRC government's, support of the Company's continued operations that require the ultimate renewal of the land use rights leases. Based on the Company's communication with the MOR, the MOR also believes that the provisions under the current laws and regulations will make renewal automatic and the approval of the relevant Land Bureau is a matter of formality. The MOR has also indicated its full support to assist the Company in the renewal process of the lease upon its expiration.

     The Company would also like to advise the Staff that in order to further improve the disclosure to investors, the Company proposes revising the accounting policy for fixed assets to clarify the basis for determining the estimated useful lives of the Company's tracks, bridges and service roads that are placed on leased PRC lands. The revised language of the relevant accounting policy footnote is enclosed herein as Annex D.

3. FURTHER, FOR PURPOSES OF US GAAP, IT IS OUR VIEW THAT THE LEASE TERM SHOULD BE CONFINED TO THE FIXED NON-CANCELLABLE TERM OF THE LEASE UNLESS THE LESSEE HAS THE CONTRACTUAL OPTION TO RENEW. IF SUCH AN OPTION IS CONTAINED WITHIN THE LEASE AGREEMENT, PLEASE PROVIDE US WITH A COPY OF THE AGREEMENT IN SUPPORT OF YOUR RESPONSE. ALTERNATIVELY, IF YOU CAN PROVIDE US WITH GOVERNMENT CORRESPONDENCE OR OTHER DOCUMENTATION THAT CONCLUSIVELY DEMONSTRATES THAT YOU HAD SPECIFIC REASON, AT LEASE INCEPTION, TO BELIEVE THAT THE GOVERNMENT WOULD GRANT THE RENEWAL OF YOUR LAND LEASES AT THE EXPIRATION OF THE FIXED NON-CANCELLABLE TERMS OF THESE LEASES, WE ARE WILLING TO REVIEW AND CONSIDER THAT DOCUMENTATION. PLEASE REVISE OR ADVISE.

     IN THIS REGARD, YOUR ATTENTION IS INVITED TO THE FORM 20-F FILED BY KOWLOON-CANTON RAILWAY CORPORATION FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005. PLEASE NOTE THAT THE DEPRECIABLE LIVES OF TUNNELS, BRIDGES AND ROADS HAVE BEEN RESTATED DOWNWARD FOR PURPOSES OF BOTH HK GAAP AND US GAAP.

     As mentioned in the Company's response to Comment 2:

     o As represented by the Company's PRC counsel, it is customary for the land use rights lease agreements in the PRC to be silent on renewal options. The Company further advises the Staff that the Company's lease agreements are non-cancellable;

     o The Law of the People's Republic of China on the Administration of Urban Real Estate is the relevant law which provides the Company with the legal right to seek renewal of the land use rights leases;

     o The Company has had discussions with the MOR and obtained legal representations from the Company's PRC counsel that confirm the Company's understanding that the Law of the People's Republic of China on the Administration of Urban Real Estate provides the Company with a legal right to apply for the renewal of the leases upon expiry of the current lease terms, and that such renewal will be obtained unless it is in the public interest to take back the land; and

     o The Company has been advised by the Company's PRC counsel that the process of renewal of the lease term involves the submission of a written application to the relevant Land Bureau by the MOR on the Company's behalf. The Company has discussed and agreed this understanding with the MOR.

     Under US GAAP, Paragraph 22 a) of FAS 98 makes the following reference in the definition of lease term:

     Lease term. The fixed non-cancellable term of the lease plus ..........(ii)
     all periods, if any, for which failure to renew the lease imposes a penalty (as defined in paragraph 5(o)) on the lessee in such amount that a renewal appears, at the inception of the lease, to be reasonably assured........."

     Furthermore, Paragraph 22 a) of FAS 98 clarifies that:

     "...A lease that is cancellable (a) only upon the occurrence of some remote contingency, (b) only with the permission of the lessor, (c) only if the lessee enters into a new lease with the same lessor, or (d) only if the lessee incurs a penalty in such amount that continuation of the lease appears, at inception, reasonably assured shall be considered "non-cancellable" for purposes of this definition."

     o According to the Law of the People's Republic of China on the Administration of Urban Real Estate, the only circumstances under which the Company's application for renewal of the lease term would not be approved would be if "....it is in the public interest to take back the land".

          As the Company mentioned in the response to Comment 2, the Company believes that the Company's railroad system forms an essential part of the PRC rail network and does not foresee a situation where it is in the public interest to take back the land and terminate the Company's provision of these transportation services.

     o The Company's significant additional investments to add a fourth rail line to the Company's railroad network and acquire other high speed passenger transport equipment including locomotives amounting to RMB 3,600 million (US$ 461 million) have received official approved from the MOR. The Company believes that this provides further evidence of the PRC government's support of the Company's continued operations, which will ultimately require the renewal of its land use rights lease.

     o From the Company's perspective, any decision to remove the Company's railroad assets upon the expiry of the land use rights leases would result in a significant economic penalty to the Company. Such a decision would result in the disruption of the Company's business, disruption of essential transportation services for the public and the costs of re-establishing the rail network elsewhere would prevent the Company from exercising such a right not to renew. For this reason, the Company considers renewal of the lease by the Company at the inception of the lease to be reasonably assured. The Company has full intention to exercise its right under the relevant PRC laws to renew the land use rights leases on the expiry of the present lease term and accordingly the Company believes the lease term under US GAAP should include the subsequent renewal term for purposes of determining the estimated useful life.

     Considering the above factors, the Company believes that, despite the fact that the Company's lease agreement does not contain an explicit renewal option, an overriding legal right exists through the Law of the People's Republic of China on the Administration of Urban Real Estate. The Company believes that these factors, combined with the Company's clear intention to exercise its right to such renewal, serve as a strong basis for the estimated useful lives adopted by the Company for depreciating the tracks, bridges and services roads is appropriate under IFRS and US GAAP.

NOTE 36. RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN IFRS AND US GAAP, PAGE F-51

4. WE HAVE REVIEWED YOUR RESPONSE TO PRIOR COMMENT 6. HOWEVER, IT DOES NOT APPEAR YOU ADDRESSED THE FIRST AND SECOND SENTENCES OF OUR PRIOR COMMENT. IN THIS REGARD, REFER TO THE NARRATIVE DISCUSSION IN NOTE (a)(II) AND THE ADJUSTMENT AMOUNT RECORDED FOR FISCAL 2005 SHOWN IN TABLE OF "CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS UNDER IFRS." PROVIDE TO US YOUR CALCULATION OF THIS ADJUSTMENT AMOUNT OF $36,397 AND EXPLAIN WHY THE AMOUNT DIFFERS FROM THAT RECORDED FOR FISCAL 2003 AND 2004.

     The Company respectfully submits that in the table of "Consolidated profit attributable to shareholders under IFRS" on F-51 of the Company's annual report on Form 20-F for the year ended on December 31, 2005 filed with the Commission on June 29, 2006, the item labeled as "reversal of cumulative and current year depreciation charges arising from the revaluation surplus on fixed assets" amounting to RMB 36,397,000, as well as the narrative note
     (a)(ii) represents the reversal of the 2005 depreciation expenses of the fixed assets arising from the revaluation surplus (with the original amount of RMB 1,492,185,000) recognized by the Company (which formed part of the cost of the fixed assets) at the time of the initial public offering of the Company in 1996 under IFRS (the "Reversal"). Such revaluation surplus has not been recognized under US GAAP.

     The difference of RMB 2,151,000 between the disclosed amount of the 2005 Reversal at RMB 36,397,000 and the amounts reported for fiscal 2003 and 2004, which was at RMB 38,548,000 for each of 2003 and 2004, is due to the net impact resulting from the following two reasons:

     o Certain fixed assets had been fully depreciated by the end of 2005 upon expiration of their estimated useful lives, with a corresponding reduction in annual depreciation charge of approximately RMB 3,428,000; and

     o As mentioned in the Company's previous responses, as a result of the Company's continual efforts in assessing the useful lives of the fixed assets, useful lives of certain sections of the Company's track were changed from 100 years to 70 years in 2005. Accordingly, the depreciation has been provided on the carrying values of the related assets based on the revised unexpired useful lives. The resulting increase in annual depreciation charge is approximately RMB 1,277,000.

     As a result, the net impact of the two above items led to a net reduction in the Reversal amounting to RMB 2,151,000 in 2005.

                                                                       RMB
------------------------------------------------------------------------------
Reversal of depreciation expenses for 2004                         38,548,000
------------------------------------------------------------------------------
Less: reduction of depreciation for assets fully depreciated       (3,428,000)
------------------------------------------------------------------------------
Add: increase in depreciation due to change in useful lives         1,277,000
------------------------------------------------------------------------------
Reversal of depreciation expenses for 2005                         36,397,000
------------------------------------------------------------------------------

     Furthermore, as mentioned in the previous response, the Company wishes to draw the attention of the Staff to the fact that the Company is presently considering a change in its IFRS accounting policy to the historical cost model in 2006 which, when adopted, would eliminate this reconciling difference between US GAAP and IFRS arising from the Reversal.

                                     * * * *

     Please direct any questions concerning this letter to the undersigned at
(Tel) +86.10.5922.8002, (Fax) +86.10.6563.6002 or Mr. Wilson Chow of
PricewaterhouseCoopers, the independent auditors of the Company, at +86.755.8261.8886.

                                            Very truly yours,

                                            /s/ Alan Seem

                                            Alan Seem


Annex A -- Written Acknowledgment

Annex B -- English Translation of the Legal Opinion of Haiwen & Partners, dated March 23, 2007

Annex C -- English Translation of the Legal Opinion of Haiwen & Partners, dated December 7, 2006

Annex D -- Revised Accounting Policy Footnote to the Financial Statements

cc:  Margery E. Reich, Senior Staff Accountant
     David R. Humphrey, Branch Chief
        Securities and Exchange Commission

     Mr. Yao Xiaocong
     Mr. Guo Xiangdong
        Guangshen Railway Company Limited

     Wilson Chow
     Vincent Yao
        PricewaterhouseCoopers

                                                                         ANNEX A

                 Statement of Guangshen Railway Company Limited

     The undersigned, on behalf of Guangshen Railway Company Limited (the "Company"), hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings, (ii) staff comments or changes to disclosure in response to staff comments in the Company's filings reviewed by the staff do not foreclose the United States Securities and Exchange Commission (the "Commission") from taking any action with respect to the Company's filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  GUANGSHEN RAILWAY COMPANY LIMITED

                                  By: /s/ Wu Junguang
                                      ---------------
                                      Name:  Wu Junguang
                                      Title: Chairman of the Board of Directors


                                  By: /s/ Yang Yiping
                                      ---------------
                                      Name:  Yang Yiping
                                      Title: General Manager


                                  By: /s/ Yao Xiaocong
                                      ----------------
                                      Name:  Yao Xiaocong
                                      Title: Chief Accountant


Date: March 30, 2007

                                                                         Annex B

                                Haiwen & Partners

March 23, 2007

Re: Land Use Right of Guangshen Railway Company Limited

In response to the requests set forth in the fax dated December 7, 2006 from Guangshen Railway Company Limited (the "Company") and the documents attached thereto, we hereby express the following opinions about the Company's use right to certain pieces of land and matters related thereto subject to PRC laws:

     1) In accordance with Article 21 of the Law of the People's Republic of China on the Administration of Urban Real Estate, if a holder of the land use right intends to continue to use the relevant land after expiration of the current use term agreed in the land use right grant contract, he/she/it shall submit the application for extension of the use term no later than one year prior to expiration of the use term. Unless it is in the public interest to take back the land, such application should be approved. Immediately after the application for extension of the use term is approved, a new land use right grant contract shall be executed and land use right grant fees shall be paid in accordance with relevant regulations.

     2) Based on the above laws and regulations, we believe the Company should have the right to apply to the relevant PRC authorized land administrative authority for an extension of the use term prior to the expiration of the current use term of the relevant land use right.

     3) The Company is a state-controlled share-limited company mainly engaged in railway transportation. It operates its railway transportation business subject to the laws and regulations of the PRC as well as the supervision of the authorized PRC regulatory authorities. We understand that the relevant land has been and is currently used by the Company for public transportation and to serve the public transportation. By the expiry date of the current use term of the relevant land use right, there will be no change to the purpose of such land, which means that such land will still be used for public transportation. We, therefore, are of the opinion that the Company will not encounter any obstacle to obtaining the extension of the use term of the land use rights as long as the Company submits the application for extension prior to the expiration of the current term and the land covered under extension will be used for railway transportation. The Company shall be able to execute a new land use right grant contract pursuant to the above legal provisions and to obtain the relevant land use right upon the payment of the land use right grant fees. We understand that a land use right contract generally does not specify detailed procedures for renewal of the contract upon the expiration.

     4) Base on our understanding of relevant PRC laws and regulations, unless under the relevant land use right contract the Company has the obligation to remove the buildings, structures and other fixtures on the land, the Company shall have no obligation to pay any expenses for removal.

The foregoing opinions are issued only with respect to the subject matter discussed above and may not be used for any other purpose.

If you have any comment on the foregoing, please do not hesitate to contact us.


Sincerely yours,

Wu Zhisheng

Haiwen & Partners

                                                                         Annex C

                                Haiwen & Partners

December 7, 2006


Re: Land Use Right of Guangshen Railway Company Limited

In response to the requests set forth in the fax dated December 7, 2006 from Guangshen Railway Company Limited (the "Company") and the documents attached thereto, we hereby express the following opinions about the Company's use right to certain pieces of land and matters related thereto subject to PRC laws:

     1) In accordance with PRC laws and regulations relating to land use right, the land use right to the industrial use land has a use term of 50 years. If a holder of the land use right intends to continue to use the relevant land after expiration of the current use term agreed in the land use right grant contract, he/she/it shall submit an application for extension no later than one year prior to the expiration of the use term. Unless it is in the public interest to take back the land, the use term of the land use right shall be extended.

     2) Based on the above laws and regulations, we believe the Company should have the right to apply to the relevant PRC authorized land administrative authority for an extension of the use term prior to the expiration of the current use term of the relevant land use right.

     3) The Company is a state-controlled share-limited company mainly engaged in railway transportation. It operates its railway transportation business subject to the laws and regulations of the PRC as well as the supervision of the authorized PRC regulatory authorities. We are of the opinion that the Company will not encounter any obstacle to obtaining the extension of the use term of the relevant land use right as long as the Company submits the application for extension prior to the expiration of the current term and the land covered under extension will be used for railway transportation.

     4) Base on our understanding of relevant PRC laws and regulations, unless under the relevant land use right contract the Company has the obligation to remove the buildings, structures and other fixtures on the land, the Company shall have no obligation to pay any expenses for removal.

The foregoing opinions are issued only with respect to the subject matter discussed above and may not be used for any other purpose.

If you have any comment on the foregoing, please do not hesitate to contact us.

Sincerely yours,

Wu Zhisheng

Haiwen & Partners

                                                                         ANNEX D

FIXED ASSETS

Fixed assets are initially recorded at cost less accumulated depreciation and impairment loss. Cost represents the purchase price of the assets and other costs incurred to bring the assets into existing use.

Subsequent to the initial recognition, fixed assets are stated at cost less accumulated depreciation and impairment losses. The Company changed its accounting policy for fixed assets from the revaluation model to the cost model, effective January 1, 2006 (See Note 6 for details).

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the asset will flow to the Group and the cost of the asset can be measured reliably. The carrying amount of the replaced asset (or part of it) is derecognised. All other repairs and maintenance expenses are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to write off the cost amount, after taking into account the estimated residual value of not more than 4% of cost, of each asset over its estimated useful life. The estimated useful lives are as follows:

Buildings                                              25 to 40 years
Leasehold improvements                                 over the lease terms
Track, bridges and service roads                       55 to 100 years (NOTE A)
Locomotives and rolling stock                          20 years
Communications and signalling systems                  8 to 20 years
Other machinery and equipment                          7 to 25 years

The assets' residual values and estimated useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount (Note 2(8)).

Gains and losses on disposals are determined by comparing the sales proceeds with the carrying amount and are recognised within other (losses)/gains--net, included in the income statement.

Note A: The estimated useful lives of track, bridges and service roads exceed the initial lease period of the respective land use right lease grants on which these assets are located, i.e. 36.5 to 50 years (the "Lease Term"). Pursuant to the relevant laws and regulations in the PRC governing the land use right lease grant, the Company has the right to a renewal period that is equivalent to the initial Lease Terms. This right can be exercised within one year of the expiry of the initial Lease Term, and can only be denied if such renewals are considered to be detrimental to public interest. The Company considers the approval process to be perfunctory, and therefore has determined that the estimated useful lives of these assets to extend beyond the initial Lease Terms.